UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of SEPTEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: SEPTEMBER 29, 2005                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                          American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


                        NEWS RELEASE - SEPTEMBER 29, 2005

                                OFFER TO AQUILINE

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V). Mr. Joseph Grosso, President announces on behalf of the Board that IMA has made an offer to Aquiline Resources Inc. to settle its litigation claim involving IMA's Navidad Project.

IMA has offered, subject to regulatory approval, the following:

     To Aquiline for immediate distribution to Aquiline shareholders:

         -    3,500,000 IMA common shares
         - 3,500,000 IMA warrants, each having a five-year term entitling the holder to acquire an IMA common share at $4.00. IMA will apply to list these warrants for trading on TSX-V upon expiry of the relevant hold period

     To Aquiline:
         -    a cash payment of $1,000,000

The Board has been advised that IMA has a high probability of success at trial. However, the offer is being made to avoid or minimize the inherent risks of litigation, the significant legal costs and the impact that this litigation has on the Company's business plan to develop Navidad.

A quick resolution of this litigation is in the best interests of the shareholders of both companies as it will rapidly unlock the true value of IMA and its Navidad Project. By accepting the offer and becoming shareholders of IMA, Aquiline shareholders will participate in the significant upside potential that will continue to be created by the IMA management team. They will also retain their ownership interest in Aquiline and its many projects.

Aquiline   shareholders,   under  this  offer,   will  receive  an  assured  and
quantifiable benefit immediately and potentially a multiple of that benefit from their ownership in IMA rather than the uncertainty of the result of a trial.

The offer is open for acceptance until 5:00 PM (Vancouver time) on October 5, 2005.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2005 NUMBER 22